UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Comprehensive Care Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

204620-20-7

(CUSIP number)

Giuseppe Crisafi

c/o

Comprehensive Care Corporation

3405 West Dr. Martin Luther King, Jr. Boulevard, Suite 101, Tampa, Florida 33607, 813-288-4808

(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Filer’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7
1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Giuseppe Crisafi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,000,000
	8	Shared voting power
	9	Sole dispositive power 15,000,000
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 15,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.1%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

This constitutes Amendment No. 1 to the Statement on Schedule 13D dated June 17, 2009 (the “Statement”) relating to the common stock (the “Common Stock”) of Comprehensive Care Corporation, a Delaware corporation (the “Issuer”). Unless specifically amended or modified herein, the disclosure set forth in the Statement shall remain unchanged.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby restated in its entirety as follows:

On March 31, 2009, Mr. Crisafi was granted a warrant to purchase up to 100 shares of the Issuer’s Series D Convertible Preferred Stock. No consideration was required in exchange for the warrant.

On June 30, 2010, Mr. Crisafi was granted 1,000,000 shares of the Issuer’s Common Stock and a warrant to purchase up to 4,000,000 shares of the Issuer’s Common Stock. No consideration was required in exchange for the Common Stock or the warrant.

Item 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby restated in its entirety as follows:

On March 31, 2009, the Reporting Person was granted a warrant to purchase at the holder’s option at any time after issuance and prior to March 31, 2012 up to 100 shares of the Issuer’s Series D Convertible Preferred Stock (“Series D Stock”) at an exercise price of $25,000 per share (equivalent to $0.25 per share of Common Stock). The Series D Stock acquirable by the Reporting Person may be converted into 100,000 shares of Common Stock per share of Series D Stock, or an aggregate of 10,000,000 shares of Common Stock. Each share of Series D Stock is convertible in whole or in part at the option of the holder at any time after the date of issuance and without the payment of any additional consideration. In addition, as long as the Reporting Person holds a share of Series D Stock, he will be entitled to notice of any stockholders’ meeting and to vote on any matters on which the Common Stock may be voted. In accordance with the terms of the Series D Stock, the Reporting Person is entitled to the number of votes per share of Series D Stock that the holder of 500,000 shares of Common Stock would be entitled to, or an aggregate of 50,000,000 votes.

At the time of issuance of the warrant to purchase Series D Stock, the amount of authorized and available Common Stock of the Issuer was insufficient to fulfill a request to convert a share of Series D Stock. Sufficient authorized Common Stock became available on June 17, 2009 with the filing in the Issuer’s state of incorporation of an amendment to the Issuer’s Restated Certificate of Incorporation to increase the amount of the Issuer’s authorized Common Stock, enabling the Series D Preferred shares to become fully convertible.

On June 30, 2010, the Issuer granted equity incentive compensation in the form of i) the Issuer’s Common Stock and ii) warrants to purchase the Issuer’s Common Stock, to members of the Issuer’s executive management and Board of Directors. As part of such grants, the Reporting Person was granted 1,000,000 shares of the Issuer’s Common Stock and a warrant to purchase up to 4,000,000 shares of the Issuer’s Common Stock. The warrant is vested upon issuance, has a term of five years and an exercise price of $0.50 per share. No consideration was required in exchange for the Common Stock or the warrant.

The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Issuer or its subsidiaries, or other transactions which might have the effect of causing Issuer’s Common Stock to cease to be listed on an exchange market or causing the Common Stock to become eligible for termination of registration under section 12(g) of the Act. The Reporting Person also retains the right to change his investment intent at any time, to acquire additional shares of Common Stock or other securities of Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by him (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. INTERESTS IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership: As of the date of this Schedule 13D, Mr. Crisafi beneficially owns 15,000,000 shares of Common Stock which includes 1,000,000 shares held directly, 10,000,000 shares of Common Stock by virtue of the assumed purchase and conversion of his Series D Stock into Common Stock of the Issuer, and 4,000,000 shares of Common Stock Shares through his assumed exercise of the warrant to purchase Common Stock granted effective June 30, 2010. Mr. Crisafi’s total beneficial ownership of shares represents 24.1% of all shares of Common Stock of the Issuer, including those shares issuable upon purchase and conversion of his Series D Stock and exercise of the warrant granted effective June 30, 2010. Applicable percentage of ownership is based on 48,279,803 shares of Common Stock outstanding as of July 16, 2010, 10,000,000 shares owned beneficially through Mr. Crisafi’s right to acquire Common Stock by purchase and conversion of the Series D Convertible Preferred Stock, and 4,000,000 shares owned beneficially through Mr. Crisafi’s right to exercise the warrant granted June 30, 2010, as described herein, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Power to Vote and Dispose of Issuer Shares: Mr. Crisafi holds sole power to vote and dispose of the shares beneficially owned by him.

(c)	Transactions Effected During the Past 60 days: None.

(d)	Right of Others to Receive Dividends of Proceeds of Sale: Not Applicable.

(e)	Date Ceased to be Beneficial Owner of More Than Five Percent: Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 23, 2010
Date

/s/ Giuseppe Crisafi
Signature

Giuseppe Crisafi
Name/Title

4